                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     -----------------------------------

                                SCHEDULE 13E-3


                              (Amendment No. 1)


                       RULE 13E-3 TRANSACTION STATEMENT
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                    Rule 13e-3 ((s)240.13e-3) Thereunder)
                               Amendment No. 1

                                  Fina, Inc.
                ----------------------------------------------
                               (Name of Issuer)

                               PetroFina S.A.,
                     American Petrofina Holding Company,
                      Petrofina Delaware, Incorporated,
                                New Fina, Inc.

                                  Fina, Inc.
                ----------------------------------------------
                     (Name of Person(s) Filing Statement)

                Class A Common Stock, $.50 par value per share
                ----------------------------------------------
                        (Title of Class of Securities)

                                  028861102
                ----------------------------------------------
                    (CUSIP Number of Class of Securities)

           Francois Vincke                             Cullen M. Godfrey
           PetroFina S.A.                                 Fina, Inc.
       52 Rue de l'Industrie                              Fina Plaza
     B-1040 Brussels, Belgium                   8350 North Central Expressway
                                                       Dallas, TX 75806

    ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized
         To Receive Notices and Communications on Behalf of Person(s)
                              Filing Statement)

                               With Copies To:

           Richard W. Cass                            Allen Finkelson
     Wilmer, Cutler & Pickering                   Cravath, Swaine & Moore
         2445 M Street, N.W.                          Worldwide Plaza
      Washington, DC 20037-1420                      825 Fifth Avenue
           (202) 663-6000                         New York, NY 10019-7475
                                                      (212) 474-1000

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [X] The filing of a registration statement under the Securities Act of 1933.

c.  [_] A tender offer.

d.  [_] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
     Transaction Valuation*                               Amount of Filing Fee
--------------------------------------------------------------------------------
         $279,153,000                                           $55,831

* Calculated by multiplying $63, by 4,431,000, the sum of the number of shares of Common Stock to be converted in the Merger.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,922
Form or Registration No.:  Registration Statement on Form F-4
Filing Party:  PetroFina S.A.
Date Filed:  April 3, 1998

                                  INTRODUCTION

           This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) PetroFina S.A., a societe anonyme/naamloze vennootschap organized under the laws of the Kingdom of Belgium ("Parent"), (ii) American Petrofina Holding Company, a Delaware corporation and wholly-owned subsidiary of parent ("APHC"), (iii) Petrofina Delaware, Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("PDI"), (iv) New Fina, Inc., a Delaware corporation ("Mergeco") and (v) Fina, Inc., a Delaware corporation (the "Company"), and pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "Commission") in connection with the merger of Mergeco with and into the Company, with the Company being the surviving corporation, and each of the issued and outstanding shares (the "Shares") of Class A common stock, par value $.50 per share, of the Company not already owned by Parent or any of its affiliates, upon the terms and subject to the conditions set forth in that certain Agreement and Plan of Merger, dated as of February 17, 1998, as amended by the First Amendment to Agreement and Plan of Merger dated as of March 31, 1998 (as amended, the "Merger Agreement"), among Parent, PDI, Mergeco and the Company, a copy of which is filed as Exhibits (c)(1) and (c)(2) hereto.

           The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Proxy Statement/Prospectus (the "Proxy Statement/Prospectus"), included in the Registration Statement on Form F-4 (the "F-4") filed by Parent with the Commission on the date hereof of the information required to be included in this
Schedule 13E-3. The information set forth in the F-4, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Proxy Statement/Prospectus and the annexes thereto.

           The information contained in this Schedule 13E-3 concerning the Company, including, without limitation, the information concerning the background of the transaction, the deliberations of the Company's Board of Directors in connection with the transaction, the opinion of the Company's financial advisor and the Company's capital structure and historical financial statements and projections, was supplied by the Company. Parent, APHC, PDI and Mergeco take no responsibility for the accuracy of such information.

                              CROSS REFERENCE SHEET

    Item in                                                  Where Located in
Schedule 13E-3                                         Proxy Statement/Prospectus
--------------                                         --------------------------
 Item 1(a)...............................     Cover Page, "Summary--The Companies" and
                                              "Summary--The Merger"

 Item 1(b)...............................     "Summary--Vote Required; Record Date"  and
                                              "Special Factors--Background of the Merger"

 Items 1(c) and (d)......................     "Summary--Market Prices and Dividends" and
                                              "Market Prices and Dividends for PetroFina
                                              Securities"

 Item 1(e)...............................     *

 Item 1(f)...............................     *

 Items 2(a) - (d) and (g)................     Cover Page, "Summary--The Companies,"
                                              "PetroFina Management and Ownership of
                                              PetroFina Shares" and Annex E to the Proxy
                                              Statement/Prospectus

 Items 2(e) and (f)......................     *

 Item 3(a)...............................     "Special Factors--Background of the Merger"

 Item 3(b)...............................     "Special Factors--Background of the Merger"

 Item 4(a)...............................     Cover page, "Summary--The Merger" and "The
                                              Merger--The Merger Agreement"

 Item 4(b)...............................     *

 Items 5(a) - (g)........................     "The Merger--The Merger Agreement" and "Special
                                              Factors--Plans for the Company After the
                                              Merger; Certain Effects of the Merger"

 Items 6(a)..............................     "Summary--Financing of the Merger" and "The
                                              Merger--Financing of the Merger"

 Item 6(b)...............................     "The Merger--The Merger Agreement--Fees" and
                                              "The Merger--Fees and Expenses"

 Item 6(c)...............................     "The Merger--Financing of the Merger"

 Item 6(d)...............................     *

 Item 7(a)...............................     "Special Factors--Purpose and Structure of the
                                              Merger; Parent's Reasons for the Merger"

Item 7(b) and (c)............................."Special Factors--Background of the Merger"
                                              and "Special Factors--Purpose and Structure of
                                              the Merger; Parent's Reasons for the Merger"

Item 7(d)....................................."Special Factors--Plans for the Company After the
                                              Merger; Certain Effects of the Merger" and "The
                                              Merger--Certain Tax Consequences of the Merger"

Item 8(a) - (e)...............................Cover Page, "Summary--Recommendation of the Board
                                              of Directors," "Summary--Opinion of the Special
                                              Committee's Financial Advisor," "Special
                                              Factors--Background of the Merger," "Special
                                              Factors--Recommendation of the Company Board,"
                                              "Special Factors--Fairness of the Merger," "Special
                                              Factors--Interests of Certain Persons in the Merger"
                                              and "Special Factors--Position of Parent Regarding
                                              Fairness of the Merger"

Item 8(f).....................................*

Item 9(a) - (c)..............................."Summary--The Merger," "Special Factors--
                                              Background of the Merger" and "Special Factors--
                                              Fairness of the Merger"

Item 10(a) - (c).............................."Summary--The Companies--The Company," "Special
                                              Factors--Background of the Merger," "The
                                              Company--Principal Stockholders and Stock
                                              Ownership of the Company Management" and
                                              "PetroFina Management and Ownership of
                                              PetroFina Shares"

Item 11......................................."Special Factors--Background of the Merger," "Special
                                              Factors--Purpose and Structure of the Merger;
                                              Parent's Reasons for the Merger," "Special Factors--
                                              Plans for the Company After the Merger; Certain
                                              Effects of the Merger,"  "Special Factors--Interests of
                                              Certain Persons in the Merger" and "Related Party
                                              Transactions"

Item 12(a) and (b)............................"Summary--Vote Required; Record Dates" and
                                              "The Meeting--Voting at the Meeting"

Item 13(a)...................................."Summary--Rights of Dissenting Stockholders,"
                                              "The Merger--Rights of Dissenting Stockholders"
                                              and Annex D to the Proxy Statement/Prospectus

Item 13(b)....................................*

Item 13(c)....................................*

Item 14(a)...................................."Summary--Selected Consolidated Financial Data
                                              of the Company," "Summary--Comparative Unaudited
                                              Per Share Data," "The Company--Selected
                                              Consolidated Financial Information" and
                                              "PetroFina Financial Statements"

Item 14(b)....................................*

Item 15(a)...................................."Special Factors--Background of the Merger," "Special
                                              Factors--Recommendation of the Company Board"
                                              and "Special Factors--Plans for the Company After the
                                              Merger; Certain Effects of the Merger"

Item 15(b)...................................."Special Factors--Fairness of the Merger--Opinion of
                                              the Special Committee's Financial Advisor," "The
                                              Merger--Merger Agreement--Expenses" and "The
                                              Merger--Fees and Expenses"

Item 16.......................................Proxy Statement/Prospectus in its entirety

Item 17.......................................*

--------
* The Item is located in the Schedule 13E-3 only.

ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

       (a) The information set forth in the Proxy Statement/Prospectus on the cover page thereof and under "Summary--The Companies" and "Summary--The Merger" is incorporated herein by reference.

       (b) The information set forth in the Proxy Statement/Prospectus under "Summary--Vote Required: Record Date" and "Special Factors-Background of the Merger" is incorporated herein by reference.

       (c) and (d) The information set forth in the Proxy Statement/Prospectus under "Summary--Market Prices and Dividends" and "Market Prices and Dividends for PetroFina Securities" is incorporated herein by reference.

       (e) Not applicable.

       (f) Not applicable.

ITEM 2.    IDENTITY AND BACKGROUND.

       (a)-(d) and (g) This Statement is being filed by Parent, APHC, PDI, Mergeco and the Company. The information set forth on the cover page thereof and under "Summary--The Companies," "PetroFina Management and Ownership of PetroFina Shares" and Annex E to the Proxy Statement/Prospectus is incorporated herein by reference.

       (e) and (f) During the last five years, neither (i) Parent, PDI, APHC, the Company or Mergeco, nor, (ii) to the best knowledge of Parent, PDI, APHC, Mergeco or the Company, no person who is a director or executive officer of Parent, PDI, APHC, Mergeco or the Company, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

       (a) and (b) The relevant information set forth in the Proxy Statement/Prospectus under "Special Factors--Background of the Merger" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

       (a) The information set forth in the Proxy Statement/Prospectus on the cover page thereof and under "Summary--The Merger" and "The Merger--The Merger Agreement" is incorporated herein by reference.

       (b) Not applicable.

ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

       (a)-(g) The information set forth in the Proxy Statement/Prospectus under "The Merger--The Merger Agreement" and "Special Factors--Plans for the Company after the Merger; Certain Effects of the Merger" is incorporated herein by reference.

ITEM 6.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       (a) The information set forth in the Proxy Statement/Prospectus under "Summary--Financing of the Merger" and "The Merger--Financing of the Merger" is incorporated herein by reference.

       (b) The information set forth in the Proxy Statement/Prospectus under "The Merger--The Merger Agreement--Expenses" and "The Merger--Fees and Expenses" is incorporated herein by reference.

       (c) The information set forth in the Proxy Statement/Prospectus under "The Merger--Financing of the Merger" is incorporated herein by reference.

       (d) Not applicable.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


       (a) The information set forth in the Proxy Statement/Prospectus under "Special Factors--Purpose and Structure of the Merger; Parent's Reasons for the Merger" is incorporated herein by reference. Each of APHC, PDI and Mergeco have adopted the analysis of Parent and the Parent Board set forth in the Proxy Statement/Prospectus under "Special Factors - Purpose and Structure of the Merger; Parent's Reasons for the Merger".





       (b) and (c) The information set forth in the Proxy Statement/Prospectus under "Special Factors--Background of the Merger" and "Special Factors--Purpose and Structure of the Merger, Parent's Reasons for the Merger" is incorporated is incorporated herein by reference. Each of APHC, PDI and Mergeco have adopted the analysis of Parent and the Parent Board set forth in the Proxy Statement/Prospectus under "Special Factors - Purpose and Structure of the Merger; Parent's Reasons for the Merger".


       (d) The information set forth in the Proxy Statement/Prospectus under "Special Factors--Plans for the Company after the Merger; Certain Effects of the Merger" and "Special Factors--Certain Tax Consequences of the Merger" is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION.


       (a)-(e) The information set forth in the Proxy Statement/Prospectus on the cover page thereof and under "Summary--Recommendation of the Board of Directors," "Summary--Opinion of the Special Committee's Financial Advisor, "The Meeting--Voting at the Meeting," "Special Factors--Background of the Merger," "Special Factors--Fairness of the Merger," "Special Factors--Recommendation of the Company Board," "Special Factors--Interests of Certain Persons in the Merger" and "Special Factors--Position of Parent Regarding Fairness of the Merger" is incorporated herein by reference. Each of APHC, PDI and Mergeco believes that the Merger Consideration to be received by the Company's stockholders, other than Parent and its subsidiaries, pursuant to the Merger is fair from a financial point of view to the Company's stockholders other than Parent and its subsidiaries. Each of APHC, PDI and Mergeco have adopted the same reasons expressed by Parent in "Special Factors--Position of Parent Regarding Fairness of the Merger" in the Proxy Statement/Prospectus.

       (f) Not applicable.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


       (a)-(c) The information set forth in the Proxy Statement/Prospectus under "Summary--The Merger," "Special Factors--Background of the Merger" and "Special Factors--Fairness of the Merger" is incorporated herein by reference. The opinion of Goldman, Sachs & Co. is attached to the Proxy Statement/Prospectus as Annex C. In addition, the presentation of Goldman, Sachs & Co. dated February 17, 1998 to the Company Board which is filed as Exhibit (b)(2) hereto, is incorporated herein by reference.


ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

       (a)-(c) The information set forth in the Proxy Statement/Prospectus under "Summary--The Companies--The Company," "Special Factors--Background of the Merger," "The Company--Principal Stockholders and Stock Ownership of the Company Management" and "PetroFina Management and Ownership of PetroFina Shares" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

       The information set forth in the Proxy Statement/Prospectus under "Special Factors--Background of the Merger," "Special Factors--Purpose and Structure of the Merger; Parent's Reasons for the Merger," "Special Factors--Plans for the Company After the Merger; Certain Effects of the Merger" and "Special Factors--Interests of Certain Persons in the Merger" and "Related Party Transactions" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE MERGER.

       (a) and (b) The information set forth in the Proxy Statement / Prospectus under "Summary--Vote Required; Record Date" and "The Meeting--Voting at the Meeting" is incorporated herein by reference.

ITEM 13.   OTHER PROVISIONS OF THE MERGER.

       (a) The information set forth in the Proxy Statement/Prospectus under "Summary--Rights of Dissenting Stockholders," "The Merger--Rights of Dissenting Stockholders" and Annex D is incorporated herein by reference.

       (b) Not applicable.

       (c) Not applicable.

ITEM 14.   FINANCIAL INFORMATION.

       (a) The information set forth in the Proxy Statement/Prospectus under "Summary--Selected Consolidated Financial Data of the Company,"
"Summary--Comparative Unaudited Per Share Data," "The Company--Selected Consolidated Financial Information" and "PetroFina Financial Statements" is incorporated herein by reference.

       (b) Not applicable.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

       (a) The relevant information set forth under the captions "Special Factors--Background of the Merger," "Special Factors--Recommendation of the Company Board" and "Special Factors--Plans for the Company After the Merger; Certain Effects of the Merger" is incorporated herein by reference.

       (b) The relevant information set forth under the captions "Special Factors--Fairness of the Merger--Opinion of the Special Committee's Financial Advisor," "The Merger--The Merger Agreement--Expenses" and "The Merger--Fees and Expenses" is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION.

       The information set forth in the Proxy Statement/Prospectus, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated herein by reference.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

       (b)(1) Opinion of Goldman, Sachs & Co., Inc., dated February 17, 1998 (attached as Annex C to the Proxy Statement/Prospectus).*

       (b)(2) Presentation of Goldman, Sachs & Co., Inc., dated February 17,
1998.

       (c)(1) Agreement and Plan of Merger dated February 17, 1998, among Parent, PDI, Mergeco and the Company (attached as Annex B to the Proxy Statement/Prospectus).*

       (c)(2) First Amendment to Agreement and Plan of Merger dated as of March 31, 1998, among Parent, PDI, Mergeco and the Company (attached as Annex B to the Proxy Statement/Prospectus).*


       (d)(1) Preliminary Proxy Statement/Prospectus dated May 19, 1998.*


       (d)(2) Form of Letter of Transmittal sent to holders of Shares.*

       (d)(3) Form of Notice of Special Meeting.*

       (d)(4) Press Release issued by Parent on February 17, 1998.+

       (d)(5) Press Release issued by the Company on February 17, 1998.++

       (e) Section 232 of the General Corporation Law of the State of Delaware (attached as Annex D to the Proxy Statement/Prospectus).*

       (f)    Not applicable.

--------

* Incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-4 filed by Parent with the Commission on May 19, 1998.


++ Incorporated by reference to the Form 8-K filed by Fina, Inc. with the Commission on February 19, 1998.


+ Previously filed with this Schedule 13E-3.

                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


May 18, 1998.


                                        PetroFina S.A.

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: Chief Executive Officer and
                                                   Managing Director

                                        By: /s/ MICHEL-MARC DELCOMMUNE
                                           ----------------------------------
                                           Name: Michel-Marc Delcommune
                                           Title: Executive Director, Corporate
                                                   Finance


                                        American Petrofina Holding Company

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: President

                                        Petrofina Delaware, Incorporated

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: President

                                        Fina, Inc.

                                        By: /s/ M. CULLEN GODFREY
                                           ----------------------------------
                                           Name: M. Cullen Godfrey
                                           Title: Secretary

                                        New Fina, Inc.

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION

           (b)(1) Opinion of Goldman, Sachs & Co., Inc., dated February 17, 1998 (attached as Annex C to the Proxy Statement/Prospectus).*

           (b)(2) Presentation of Goldman, Sachs & Co., Inc., dated February 17, 1998.

           (c)(1) Agreement and Plan of Merger dated February 17, 1998, among Parent, PDI, Mergeco and the Company (attached as Annex B to the Proxy Statement/Prospectus).*

           (c)(2) First Amendment to Agreement and Plan of Merger dated as of March 31, 1998, among Parent, PDI, Mergeco and the Company (attached as Annex B to the Proxy Statement/Prospectus).*


           (d)(1) Preliminary Proxy Statement/Prospectus dated May 19, 1998.*


           (d)(2) Form of Letter of Transmittal sent to holders of Shares.*

           (d)(3) Form of Notice of Special Meeting.*


           (d)(4) Press Release issued by Parent February 17, 1998. ++


           (d)(5) Press Release issued by the Company February 17, 1998.+

           (e) Section 232 of the General Corporation Law of the State of Delaware (attached as Annex D to the Proxy Statement/Prospectus).*

           (f)  Not applicable.

--------

* Incorporated by reference to Amendment No. to the 1 Registration Statement on Form F-4 filed by Parent with the Commission on May 19, 1998.



+ Incorporated by reference to the Form 8-K filed by Fina, Inc. with the Commission on February 19, 1998.



++ Previously filed in connection with this Schedule 13E-3.